UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 24, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Supplemental historical Financial Results
SIGNATURES
Exhibit 99(a)
Exhibit 99(b)
Exhibit 99(c)
Exhibit 99(d)
Exhibit 99(e)
Exhibit 99(f)
Exhibit 99(g)
Exhibit 99(h)
Exhibit 99(i)

Investor Relations
Munich, June 24, 2008
Supplemental historical Financial Results in accordance with the new Siemens Structure based on Sectors and Divisions as well as three regions
The information included in this Form 6-K does not in any way restate or revise the financial position, results or cash flows in any reported Statement of Income, Statement of Income and Expense Recognized in Equity, Balance Sheet, Statement of Cash Flow or Statement of Changes in Shareholders’ Equity of Siemens AG and consolidated affiliates for the three fiscal years included in the 2007 Form 20-F and the Interim Reports furnished on Form 6-K for the first and second quarter of fiscal 2008.
As announced in November 2007, Siemens AG organized its operations to create the three Sectors Industry, Energy and Healthcare which in turn comprise 15 Divisions. Clear responsibilities are expected to ensure that Siemens is faster in the market and closer to the customers. Siemens believes that this new and more focused company structure will further increase transparency and profitability.
Siemens’ financial reporting was adapted to reflect the new organizational structure in the second half of the current fiscal year. External financial reporting for the three sectors and for 14 divisions* will begin in the third quarter of fiscal 2008. The three Sectors as well as Strategic Equity Investments (SEI), Siemens IT Solutions and Services and Siemens Financial Services (SFS) will constitute reportable segments.
Industry Sector: Beginning with the third quarter of fiscal 2008, financial results will also be reported for the following Divisions:
•	Industry Automation,

•	Drive Technology,

•	Building Technologies,

•	Osram,

•	Industry Solutions, and

•	Mobility.
Energy Sector: Beginning with the third quarter of fiscal 2008, financial results will also be reported for the following Divisions:
•	Fossil Power Generation*,

•	Renewable Energy,

•	Oil & Gas*,

•	Power Transmission, and

•	Power Distribution.

*	Financial results relating to the Energy Service Division (renamed from Service Rotating Equipment Division), which is part of the Energy Sector, are reflected in the Fossil Power Generation Division and the Oil & Gas Division.

Healthcare Sector: Beginning with the third quarter of fiscal 2008, financial results will also be reported for the following Divisions:
•	Imaging & IT,

•	Workflow & Solutions, and

•	Diagnostics.
Siemens IT Solutions and Services as well as SFS support Sector activities as business partners (Cross-Sector Businesses) and, in addition, will continue to build up their own business with external customers.
More detailed business descriptions for the Sectors and Divisions are presented in Exhibit 99(a).
Further, Siemens implemented a new geographical structure in accordance with Managing Board responsibilities. Accordingly, beginning with the third quarter of fiscal 2008, external quarterly financial reporting for Siemens will be based on the three regions “Europe, C.I.S.**, Africa”, “Americas” and “Asia, Australia, Middle East”. In addition, information for Germany which is part of the region “Europe, C.I.S., Africa”, for the USA, which are part of the region “Americas” as well as for China and India, which are part of the region “Asia, Australia, Middle East” will be reported. Historically, five regions were externally reported, including Germany.
The Exhibits to this document include unaudited supplemental Segment Information in accordance with the new structure for the following periods:

•	Exhibit 99(b)	As of and for the three months ended March 31, 2008 and 2007 and as of September 30, 2007 (Second Quarter of fiscal 2008 and 2007).

•	Exhibit 99(c)	As of and for the three months ended December 31, 2007 and 2006 and as of September 30, 2007 (First Quarter of fiscal 2008 and 2007).

•	Exhibit 99(d)	As of and for the fiscal years ended September 30, 2007 and 2006 (Fiscal Years 2007 and 2006).
Exhibits 99(e) and 99(f) include unaudited Additional Information (I) in accordance with the new structure — New Orders, Revenue, Profit and Margin developments — for the first two quarters of fiscal 2008, the four quarters of fiscal 2007 and for fiscal 2007 and fiscal 2006 for Sectors and Divisions, as well as growth rates for the first two quarters of fiscal 2008.
Exhibit 99(g) includes unaudited Additional Information (II) in accordance with the new structure — Reconciliation from Profit / Income before income taxes to EBITDA (adjusted) — for the first half year of fiscal 2008 and 2007.
Exhibits 99(h) and 99(i) include unaudited Additional Information (III) in accordance with the new structure — External revenue (location of customer) of Sectors and Cross-Sector businesses by regions (semi-annually: three regions and Germany) — for the first half year of fiscal 2008 and 2007 as well as for fiscal 2007 and fiscal 2006.

**	Commonwealth of Independent States.

This document as well as the exhibits to this document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 24, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Controlling